06004281

3/16

AB 3/11/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FELDSTEIN FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 SEMINARY AVENUE
(No. and Street)

CHESTER	NEW JERSEY	07930
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN FELDSTEIN 908-879-9559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. DAVID BAHR C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

58 ROANOKE STREET	STATEN ISLAND	NY	10314
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN FELDSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FELDSTEIN FINANCIAL GROUP, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires
July 7, 2009

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (0) INDEPENDENT AUDITOR"S REPORT ON INTERNAL CONTROL.

PROCESSING
RECEIVED
FEB 27 2006
185
SECTION

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH, D.C. 185 SECTION

FELDSTEIN FINANCIAL GROUP, LLC

FINANCIAL STAEMENTS

DECEMBER 31, 2005

FELDSTEIN FINANCIAL GROUP, LLC

DECEMBER 31, 2005

TABLE OF CONTENTS

M. DAVID BAHR CPA PC

58 Roanoke Street
Staten Island / New York 10314 / 718/477-3097

INDEPENDENT AUDITOR'S REPORT

To the Member
Feldstein Financial Group, LLC
Chester, New Jersey

I have audited the accompanying statement of financial condition of Feldstein Financial Group, LLC, as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Feldstien Financial Group, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Staten Island, New York
January 18, 2006

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 758
Receivable from clearing broker	35,522
Total Assets	$36,280

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and Accrued expenses	$ 5,800
Total liabilities	5,800
MEMBER'S EQUITY	30,480
Total liabilities and member's equity	$36,280

The accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:		
Commissions and Service Fees	$378,792	
Interest and other income	5,225	
Total Revenue		384,017
Operating expenses:		
Clearing and commission charges	77,050	
Insurance	881	
Office, stationery, postage	9,046	
Professional fees	16,328	
Registration and regulatory fees	5,011	
Total Expenses		108,316
Net Income		$275,701

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance at December 31, 2004	$ 23,580
Net Income	275,701
Withdrawals of capital	(268,801)
Balance at December 31, 2005	$ 30,480

The accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net Income	$	275,701
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from clearing broker		(12,382)
Increase in accrued expenses		500
		(11,882)
Net cash from operating activities:		263,819
Cash flows from financing activities:		
Withdrawals of capital		(268,801)
Net cash used in financing activities		(268,801)
Decrease in cash		(4,982)
Cash - January 1, 2005		5,740
Cash - December 31, 2005	$	758

FELDSTEIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Feldstein Financial Group, LLC (the "Company") is a New Jersey Limited Liability Company formed to act as a broker/dealer in securities. The Company's corporate office is located in Chester, New Jersey.

The company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with its Clearing Broker to clear securities transactions, carry customer's accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Income Taxes

The Company's net income or loss is reported on the member's personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FELDSTEIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker is due within 30 days and includes a clearing deposit.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a member NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had a net capital of $21,159 which was $16,159 in excess of its required net capital of $5,000.

NOTE 5 – OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in a financial institution located New Jersey. Cash balance, at times, may exceed the federal insured limits.

NOTE 7 – EXPENSE SHARING ARRANGEMEMT

The Company has an expense sharing agreement with an affiliate whereby the affiliate pays for certain overhead costs. Expenses are allocated to the Company for net capital purposes only.

M. DAVID BAHR CPA PC

58 Roanoke Street
Staten Island / New York 10314 / 718/477-3097

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Feldstein Financial Group, LLC

My report on my audit of the basic financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2005 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Staten Island, New York
January 18, 2006

FELDSTEIN FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

TOTAL MEMBER'S EQUITY		$30,480
DEDUCTION		
Expenses under sharing arrangement		(9,321)
NET CAPITAL		$21,159
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$ 5,800	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of 6 2/3% of aggregate Indebtedness or $5,000 minimum dollar net capital)		$ 5,000
EXCESS NET CAPITAL		$16,159

There are no material differences between the conputation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17a-5, Part IIA filing as of December 31, 2005.

FELDSTEIN FINANCIAL GROUP, LLC

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITOR ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2005

M. DAVID BAHR CPA PC

58 Roanoke Street
Staten Island / New York 10314 / 718/477-3097

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITOR ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Feldstein Financial Group, LLC
Chester, New Jersey

In planning and performing my audit of the financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2005 I considered its internal control structure including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level in risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including activities for safeguarding securities that I consider material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Staten Island, New York
January 18, 2006